EXHIBIT 21.1

Subsidiaries

Name of Subsidiary	Jurisdiction

Heat Biologics I, Inc.	Delaware
Heat Biologics III, Inc.	Delaware
Heat Biologics IV, Inc.	Delaware
Heat Biologics GmbH Heat Biologics Australia Pty LTD	Germany Australia